September 14, 2009

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, D.C. 20549

RE:	Energen Corporation and Alabama Gas Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 25, 2009
Definitive Proxy Statement on Schedule 14A
Filed March 20, 2009
Form 10-Qs for the Fiscal Quarters ended March 31 and
June 30, 2009
Filed May 8 and August 7, 2009
File No. 001-07810

Dear Mr. Owings:

Energen Corporation has received your letter to our Chief Executive Officer, James McManus, dated August 17, 2009. We have reviewed your comments and submit the following responses for your consideration:

Form 10-K for Fiscal Year Ended December 31, 2008

Executive Officers of the Registrant, page 15

1.

Please revise to describe the business experience of Russell E. Lynch for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

In future filings we will disclose that Mr. Lynch has been employed by the Company in various capacities since 2001. He became Energen’s Manager – Financial Accounting and Treasury in 2004, and its Director – Financial Accounting in 2007. Mr. Lynch was elected Energen’s Vice President and Controller effective January 1, 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Future Capital Resources and Liquidity, page 26

2.

We note your discussion on page 30 under the caption “Outlook” concerning certain trends that may impact your business. In this regard we note that you state that you “expect an annualized decline rate of approximately 5 percent” for your proved developed producing properties for 2009 but you state later that this decline “rate is not necessarily indicative of the Company’s expectations for its terminal decline rate on a term basis.” Please revise your MD&A disclosure to provide an expanded overview and assessment of this trend in your discussion and analysis to enable a reader to ascertain the impact of this trend on the future performance of the company. Refer to Item 303(a) of Regulation S-K and the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No 33-8350, available at www.see.gov.

In future filings we will discuss factors that impact the decline rates of properties. For example, certain properties may have production curves that decline at faster rates in the early years of production and at slower rates in later years. Other properties, such as certain coalbed methane wells or waterflood projects, may experience inclining production during the early years followed by declining production. Further, production curves can be positively impacted by various enhanced recovery techniques. Accordingly, the decline rate for a single year is influenced by numerous factors, including but not limited to, the mix of types of wells, the mix of newer versus older wells, and the effect of enhanced recovery activities, but it is not necessarily indicative of future decline rates. Excluding the positive effects of more recent activities as discussed above, the longer term decline rates of properties typically flatten but continue to decline until a property reaches its economic limit and is then plugged and abandoned. We expect a decline rate for our proved producing properties owned at December 31, 2008 of 5 percent in 2009, and a compound annual decline rate of approximately 8 percent for the 10 year period 2008 to 2018.

Disclosure Controls and Procedures, page 85

3.

We note your statement that your chief executive officer and chief financial officer have “concluded that our disclosure controls and procedures are effective as of December 31, 2008 at a reasonable assurance level.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in

Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htn-i>. This comment also applies to the disclosure provided by Alabama Gas Corporation.

In future filings we plan to disclose separately with respect to Energen Corporation and Alabama Gas Corporation that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at that reasonable assurance level.

Exhibit 32

4.	Please provide separate certifications for each registrant rather than combining them on one certification.

In future filings we will provide separate Exhibit 32 certifications for each registrant. We have attached copies of the proposed form of certification.

Definitive Proxy Statement on Schedule 14A

Independence Determination, page 7

5.

We note that you do not have a specific policy for review, approval or ratification of transactions with related persons; however, it is not clear from your disclosure how transactions are reviewed and approved. For example, you state that under your Code of Conduct that “Members of the board of directors, officers, and employees should not have any position with or a substantial interest in any business that might affect their independent judgment on behalf of Energen, unless the interest is fully disclosed to and approved by Energen,” but you do not disclose who at Energen approves the position or interest. Please describe the procedure for a related person to obtain approval from Energen for a transaction. In this regard, please discuss whether related persons are required to seek approval prior to entering into a transaction. Further, disclose how you determine whether a related party is “interested” in a transaction. See Item 404(b) of Regulation S-K.

In future filings the Company will expand its discussion of related party transactions to explain that the Company relies on directors and executive officers to make advance disclosure to the Board of Directors of any direct or indirect interest that they may have in proposed transactions with the Company. In addition, on an annual basis, directors and executive officers complete questionnaires identifying or confirming the absence of their direct or indirect participation in any transactions with the Company. Direct or indirect participation in a transaction of a magnitude reportable under Item 404(a) of Regulation S-K without full advance disclosure to and approval by the Board would be a violation of the Company’s Code of Conduct.

Directors and Executive Officers, page 15

6.	Please clarify the disclosure in the table to indicate whether it includes shares each person has the right to acquire within 60 days. See Item 403 of Regulation S-K.

In future filings we will expressly state that shares reported as beneficially owned include shares that each person has the right to acquire within 60 days.

7.	Please revise your disclosure for Mr. French to include the shares held by Dunn Investment Company or tell us why you believe this is not appropriate.

In future filings we plan to include shares held by Dunn Investment Company with the shares reported for Mr. French.

Compensation Discussion and Analysis, page 16

8.

Please expand your disclosure to explain why the Officers Review Committee determined to set compensation for your executives at the 50th percentile of the market when you perform at target level. Please also revise to discuss how you determine that the target level has been achieved or clarify that you are referring to those elements of compensation, such as the Annual Incentive Compensation and the Performance Shares, which are tied to targeted performance metrics.

In future filings we will expand our disclosure to explain that the Officers Review Committee considers compensation that approximates the market’s 50th percentile to be a competitive level of compensation. The Committee intends to compensate the Company’s executive officers at a competitive level when the Company performs at target. Target performance represents the performance expectations of the Committee as measured by the performance metrics set by the Committee for the Annual Incentive Compensation Plan.

Key Recent Performance Indicators, page 17

9.

We note that you disclose several of your performance metrics, most of which are utilized as performance criteria for purposes of compensation awarded under your Annual Incentive Compensation Plan. Please include the results of all of the performance criteria you list on page 19.

In future filings we will disclose the results of all of the listed Annual Incentive Compensation Plan performance criteria.

Annual Incentive Compensation, page 18

10.

We note that the Board of Directors has the discretion to award individual cash bonuses in addition to those paid under the Annual Incentive Compensation Plan. Please expand your disclosure to discuss any discretion that may be exercised in granting cash awards. Please see Instruction 4 to Item 402(b) of Regulation S-K.

In future filings we will disclose that in addition to bonuses paid under the Annual Incentive Plan, the Board of Directors has the inherent authority to, in its absolute discretion, award cash bonuses to such employees and in such amounts as it determines. We note that such discretion has not been exercised in recent years and that if exercised in the future we plan to disclose and discuss it in applicable filings.

Severance Compensation Agreement and Change in Control page 21

11.

We note here and on page 30 you refer to a “change of control” as defined in the Severance Compensation Agreements entered into with Messrs. McManus, Porter, Richardson and Woodruff. Please revise to describe what constitutes a change of control under the severance agreement rather than referring readers to the agreements.

In future filings, we will delete the reference to “as defined in the agreements” and instead include the following definition of change in control in the following format in both the referenced locations, as opposed to the single location on page 30:

“Our Severance Compensation Agreements define a “change in control” as any of the following events:

—	any “person”, as defined in the Exchange Act, acquires 25 percent or more of our voting securities;
—	a majority of our Directors are replaced in certain circumstances, including:
o	a majority of such Directors are replaced such that a majority of our current Directors does not approve their election or nomination for election; or
o	Directors are replaced by an individual or individuals whose initial assumption of office occurs as a result of an actual or threatened election contest;
—	shareholders approve certain mergers, or a liquidation or sale of our assets; or
—	any other transaction or series of transactions designated as a change in control event by resolution of our Board of Directors.

In addition, transactions involving the transfer of 80 percent or more of the voting securities or substantially all the assets of a subsidiary would constitute a change in control for the officers of that subsidiary. If the subsidiary is the Company’s largest subsidiary (currently Energen Resources Corporation), then such a transaction is also a change in control for the officers of Energen Corporation.

12.

We note your disclosure “certain transactions involving the transfer of 80 percent or more of the voting securities of either of Energen Resources or Alabama Gas may also be deemed a change-in-control event for certain of our executive officers.” Please expand your disclosure to explain for which officers this definition would trigger change control payments.

Please see our response to Comment 11 above.

Executive Compensation, page 23

13.

Please clarify that the option award amounts were the amounts recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS123R. See Item 402(k)(2)(iv) of Regulation S-K.

In future filings we will state that the option award amounts were the amounts recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R.

Form 10-Qs for the period ended March 31 and June 30, 2009

Item 4. Controls and Procedures, page 34

14.

Please ensure that this discussion clearly indicates that you are providing this disclosure on behalf of both of the registrants, consistent with how you present this same disclosure in your Form 10-K. Please also confirm that you intended for the disclosure that appears in your periodic reports on Forms 10-Q to reflect the effectiveness determination of your disclosure controls and procedures as to both Energen Corporation and Alabama Gas Corporation.

In future filings we will make the Item 4 disclosures separately for each registrant. We confirm that we intended for the disclosure that appears in our periodic reports on Forms 10-Q to reflect the effectiveness determination of our disclosure controls and procedures as to both Energen Corporation and Alabama Gas Corporation.

In accordance with your instruction, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me if you need additional information or clarification.

Sincerely,

/s/ J. David Woodruff

General Counsel and Secretary

Exhibit 32(a)

CERTIFICATION PURSUANT TO

18 U.S.C. 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Energen Corporation (the “Registrant”) on Form 10-K for the period ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned hereby certifies with respect to the registrant, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge, the Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated as of February xx, 2010

By
J.T. McManus, II Chairman, Chief Executive Officer and President of Energen Corporation

By
Charles W. Porter, Jr. Vice President, Chief Financial Officer and Treasurer of Energen Corporation

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Energen Corporation and will be retained by Energen Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32(b)

CERTIFICATION PURSUANT TO

18 U.S.C. 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alabama Gas Corporation (the “Registrant”) on Form 10-K for the period ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned hereby certifies with respect to the registrant, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge, the Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated as of February xx, 2010

By
J.T. McManus, II Chairman and Chief Executive Officer of Alabama Gas Corporation

By
Charles W. Porter, Jr. Vice President, Chief Financial Officer and Treasurer of Alabama Gas Corporation

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Alabama Gas Corporation and will be retained by Alabama Gas Corporation and furnished to the Securities and Exchange Commission or its staff upon request.